55 East Monroe Street Suite 4200 Chicago, Illinois 60603 (312) 346-8000 fax (312) 269-8869 www.seyfarth.com
(312) 269-8962
mblount@seyfarth.com
August 11, 2005
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	India Globalization Capital, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Registration Statement No. 333-124942
Dear Mr. Reynolds:
India Globalization Capital, Inc. (the “Company”) has filed with the Commission an Amendment No. 3 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 3, marked to show the changes made from Amendment No. 2 to the Registration Statement which was filed with the Commission on July 19, 2005. The changes reflected in Amendment No. 3 are intended to respond to the comments set forth in your letter dated August 2, 2005 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the Prospectus included in Amendment No. 2 to the Registration Statement filed with the Commission on July 19, 2005.
In addition to the changes made in response to the comments set forth in your letter dated August 2, 2005, we have made certain additional changes in Amendment No. 3 to reflect the decision by the Company to have its securities quoted on the OTC Bulletin Board rather than listed on the American Stock Exchange (“AMEX”). Based on conversations with the AMEX since the filing of Amendment No. 2, we have learned that the AMEX has placed a moratorium on listing securities of companies similar to the Company. Since it is unclear when that moratorium will be lifted, the Company decided not to seek listing on the AMEX at this time.
Also, Ferris, Baker Watts, Inc., the representative of the underwriters, in consultation with the Company, has decided to voluntarily modify the terms of its compensation in the offering. Specifically, they have agreed that the underwriters will deposit 1.0% of the gross proceeds attributable to the non-accountable expense allowance ($.06 per unit) and 4.5% of the gross proceeds attributable to the underwriters’ discount ($.27 per unit) into a trust account at United Bank, Inc. maintained by Continental Stock Transfer & Trust Company, acting as trustee, for the earlier of the completion of a business combination or the release from the trust of the proceeds of the offering. If the Company does not complete a business combination, the representative of the underwriters has agreed to forfeit any rights or claims to the portion of the underwriters’ discount and non-accountable expense allowance held in trust along with any accrued interest thereon. We have added language to describe this arrangement.

Securities and Exchange Commission Attn: John Reynolds August 11, 2005 Page 2
General
1. We have added language to make it clear that since the existing stockholders have agreed to vote all of their shares in accordance with the majority of the shares of common stock voted by the public stockholders, they will not be eligible to exercise any conversion rights.
2. We have added language to state that there are no current agreements or understandings with any of the Company’s existing stockholders or any of their respective affiliates with respect to the payment of compensation of any kind subsequent to a business combination, but that there can be no assurance that such agreements may not be negotiated in connection with, or subsequent to, a business combination.
3. As noted above, the Company has decided to have its securities quoted on the OTC Bulletin Board rather than seek listing on the AMEX at this time.
4. We have added language to clarify that while key management personnel are willing to remain with the Company following a business combination, the Company has no present expectations regarding the retention of current management following a business combination. At the suggestion of Mike Karney and Tom Kluck, we reviewed the risk factor disclosure in the Star Maritime Acquisition prospectus relating to factors that might be considered in a management retention context, and we believe that we have already included that information in our risk factor disclosure.
Prospectus Summary, page 1
5. We have attached to this letter a print out of the information provided to the Company by Mega Ace Consultancy. We have added language regarding the qualifications of Mega Ace Consultancy.
6. We have revised the language to make it clear that the statement regarding the 6.8% growth in the Indian economy since 1994 also came from the World Factbook published by the U.S. Central Intelligence Agency.
Risk Factors, page 10
7. We have updated the information in the risk factor regarding other blank check companies.
Risks associated with companies with primary operations in India, page 19
8. We have inserted a risk factor addressing political, economic and other factors in India affecting the Company’s ability to achieve its business objectives.
Use of Proceeds, page 23

Securities and Exchange Commission Attn: John Reynolds August 11, 2005 Page 3
9. We have added language to clarify the differences between the line item of $400,000, which relates to outside professional fees and expenses associated with due diligence, investigations, structuring and negotiating a business combination, and the line item of $300,000, which relates to the internal Company costs associated with conducting due diligence on potential target companies. We have also added language to clarify that the due diligence efforts of Ferris, Baker Watts, Inc. will be on a post-offering basis and are directed at gathering and preparing information to be considered by the Company’s Board of Directors once a specific target company has been identified.
10. We have added language to provide greater detail regarding the allocation of the $870,000 in working capital set forth in the Use of Proceeds table.
11. We have revised the disclosure to clarify the various uses of any monies not paid as consideration to the sellers of the target business.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
12. The Prospectus currently discloses (e.g., page 45) that the Company’s existing stockholders, including its officers, directors and special advisors, will not be paid any compensation, including any finder’s fees or consulting fees, prior to, or in connection with, a business combination. We have added language to state that there are no present arrangements for the payment of finder’s fees to anyone else, but that any future agreements to pay finder’s fees would be entered into on an arms-length basis.
13. We have added language to make it clear that any finder’s and advisory fees will be paid from the funds held in trust.
     The Company appreciates the Staff’s comments with respect to Amendment No. 2 to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 269-8962.

Very truly yours, SEYFARTH SHAW LLP /s/ Michael E. Blount Michael E. Blount

MEB:tbm

cc:	Thomas Kluck
Mike Karney
Maureen Bauer
Terence O’Brien

Securities and Exchange Commission Attn: John Reynolds August 11, 2005 Page 4

Ram Mukunda
John Cherin
Stanley Jutkowitz
Jay Kaplowitz
Peter Bilfield
Peter Gennuso

Economic Scenario in India; Post 1991 Mega Ace Consultancy

Economic Reforms Post 1991 Government policies toward regulation of business has undergone a marked change since mid-1991, when the liberalization process first began. The philosophy of an interventionist state with extensive regulation of the economy has been replaced with a market driven model of growth. This paradigm shift has ushered in extensive revamp of rules and regulations. Regulations on foreign investment, exchange controls, industrial licensing, foreign trade, stock exchanges, etc., have seen extensive amendments or have been replaced with new regulations. Ushering in reforms structures

Economic Reforms Post 1991 The Government's liberalisation and economic reforms programme has been aimed at bringing about rapid and substantial economic growth and integration with the global economy. The industrial policy reforms have reduced the industrial licensing requirements, removed restrictions on investment and expansion, and facilitated easy access to foreign technology and foreign direct investment Given the impact of economic and structural reforms today., India is amongst the largest foreign exchange holder in the world; remarkable considering the fact that the Forex reserves were as low as 1 billion US$ in 1991 before the economic reforms started. This has facilitated further relaxation of foreign exchange restrictions moving towards greater capital account convertibility. Objectives of reforms

Economic Reforms Post 1991 With the macro-economic indicators being judged as the best in independent India, the fundamentals of the Indian economy have become strong and stable. The macro-economic indicators are being judged at present the best in the history of independent India with high growth, foreign exchange reserves, and foreign investment and robust increase in exports and low inflation and interest rates. India is one of the fastest growing economy of the world at present. The GDP growth in the first nine months of 2003-2004 has averaged 8.1%. The growth rate in the third quarter September - December 2003 reached 10.4% making India the fastest growing major market in the world in that period. India has recorded one of the highest growth rates in the 1990s. The target of the 10th Five Year Plan (2002-07) is 8%. Impact of economic reform and restructuring

Economic Reforms Post 1991 India's liberalisation followed the Policy Changes in Foreign Exchange Regulations wherein Reserve Bank of India (Central Bank of India) started regulating the Forex Market based on the need of economy with regular circulars being issued to facilitate Inbound and Outbound Investments Foreign Exchange Regulations Act (FERA) had been regulating the Foreign Exchange movement of the country till 1999. FERA had been the considered as a draconian regulation,, thereby acting as an hindrance for the free flow of cross border finances. The shift in the Forex Policy can be earmarked by the replacing of FERA with Foreign Exchange Management Act (FEMA). FEMA being a regulation placed with the objective of managing Foreign Exchange Foreign exchange reforms

Economic Reforms Post 1991 Till 1991, India's banking sector were completely regulated with Nationalised Banks being the pillars of Banking Activity and finance sanctioning for the projects were very strictly controlled with strict conditions imposed thereby acting as a roadblock for new projects to take off Post 1991 financial reforms invited Private Sectors to start up with the Banking Activity primarily in the form of Non Banking Finance Companies and later on in the form of full fledged Banks This banking reforms led to the movement of funds from directed economy to market economy based on maximisation of returns. Sound monetary policy and banking reforms

Economic Reforms Post 1991 The government has sought to bring about deregulation and de- licensing among various core sectors of the economy over the past decade and a half. The pace of opening up has been crucial given the shift from closed economy to openness. The sector that have seen major shifts in recent years include Telecommunication, Drug and Pharmaceuticals, Banking and Insurance, Airports and Airlines and various other core manufacturing and infrastructural segments of the economy. Deregulation of various industrial sectors

Economic Reforms Post 1991 A clearly demarcated structure allowing foreign investments through two routes - (a) automatic approval by RBI and (b) approval by Foreign Investment Promotion Board (FIPB). An increasing list of identified high priority industries qualifying for automatic approval depending on their nature. A decreasing list of industries reserved for the Public Sector. A list of industries not within the parameters of automatic approval where industrial licensing is compulsory. Promotion of Foreign Direct Investments

Economic Reforms Post 1991 A liberal and transparent foreign investment regime where most activities are opened to foreign investment on automatic route without any limit on the extent of foreign ownership. Some of the recent initiatives taken to further liberalize the FDI regime, inter alia, include opening up of sectors such as Telecommunication (up to 100%), Insurance and Banking (up to 74%); Drug and Pharmaceuticals (up to 100%); Airports and Airline (up to 100%); Mining up to 100%); Petroleum (up to 100 % and Refining up to 26%) development of integrated townships (up to 100%); defense industry (up to 26%) FDI up to 100% under the automatic route for most manufacturing activities in SEZs; Promoting inbound foreign investments

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